121 SW Morrison Street 11th Floor Portland, OR 97204	Main:503.228.3839 Fax:503.226.0259 foster.com

Direct Phone: 503.553.3185

jason.powell@foster.com

January 11, 2023

United States Securities and Exchange Commission

Division of Corporation Finance and Office of
Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Re:	Fundhomes 1, LLC
Amendment No. 1 to Offering Statement on Form 1-A
Filed December 19, 2022
File No. 024-11939

Dear Ladies and Gentlemen:

We have reviewed your letter requesting certain amendments and additional information in relation to our offering statement filed December 19, 2022, File No. 024-11939 (“Offering Statement”). We have made changes to the Offering Statement in additional to providing addition information to address your comments in your letter. Please see below for responsive comments to you letter.

Cover Page

1.	We note your response to comment 1. Please revise the Summary, Risk Factors and where appropriate to clarify the maximum time period during which an investor’s funds could be held pending a closing, whether or not the investor’s subscription is accepted or rejected. In this regard, we note you retain discretion regarding closings and the ability to terminate the offerings, including in the event of the Company not raising enough capital prior to the date on which the property purchase is scheduled to close or the termination of the applicable purchase and sale agreement. Refer to prior comment 1 from our letter dated November 14, 2022.

Response:	Thanks to your feedback and clarifications regarding the confusion about our process - we have overhauled our Offering Statement to streamline and clarify the following points regarding our offering and simplify the process for both ourselves and prospective investors.

SEATTLE	PORTLAND	WASHINTON D.C.	NEW YORK	SPOKANE	BEIJING

United States Securities and Exchange Commission

January 5, 2022

We have removed the confusion 7-day rolling closing language in favor of a simple automatic closing in 3 situations. We will close the offering either when we reach the maximum subscription amount, when we decide to close it if we satisfy all other conditions, or when we reach the week prior to 3 months post offering date.

In this way we hope to make sure that the maximum amount of time we shall hold subscriber funds is less than 3 months, and that we promptly return funds in any situation other than closing and issuing shares.

Additionally, we added language to clarify the fact we will begin offering shares within 48 hours of the offering date and continue to sell them until closing or termination without delay so that we are strictly a continuous offering.

Additionally, we added language that ensures we will accept or decline subscription agreements within 10 days of receipt, and promptly issue refunds to any subscribers who were not accepted based on funds not clearing or their inability to pass our AML/Identity verification.

Additionally, we clarified that the only circumstances upon which we would terminate an offering without closing would be if the purchase agreement for the underlying property falls through due to factors outside of our control.

Overall summary of our new process:

1. We issue the offering within 2 days of the offering date and begin to allow subscription agreements

2. We accept or reject subscribers within 10 days, promptly returning any funds to rejected subscribers upon failure of AML/Identity verification.

3. We hold funds pending acceptance or rejection within those 10 days, and upon acceptance up to one week prior to 3 months after the offering date or an earlier closing.

4. The conditions in which we would terminate an offering before closing but after accepting subscriptions are only outside of our control including not hitting the minimum subscription value required to execute purchase agreement and/or the seller backing out of the purchase agreement.

5. We close the deal and issue interests after hitting the closing requirements without a termination of the offering - this being a maximum of 1 week prior to 3 months after the offering date.

United States Securities and Exchange Commission

January 5, 2022

Please feel free to contact me if you have any questions at the above contact information.

Sincerely,

FOSTER GARVEY PC

/s/ Jason M. Powell
Jason M. Powell
Principal

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